UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
                13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                       SafeGuard Health Enterprises, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    786444109
                                 (CUSIP Number)


                                 Marcia A. Casey
                                 Senior Counsel
                      John Hancock Financial Services, Inc
                               Post Office Box 111
                           Boston, Massachusetts 02117
                                 (617) 572-9183
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 8, 2001
             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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CUSIP No. 786444109                                 13D                                  Page 2 of 38 Pages
-------------------                                                                      ------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John Hancock Financial Services, Inc.
            I.R.S. No. 04-3483032

----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |_|
                                                                                                           (b) |X|

----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY


----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*


            OO

----------- --------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|

----------- --------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION


            Delaware

------------------------- --------- --------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH

------------------------- --------- --------------------------------------------------------------------------------
                          8         SHARED VOTING POWER


                                    0

------------------------- --------- --------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    0

------------------------- --------- --------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    0

----------- --------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            None, except through its wholly-owned subsidiary, John Hancock Life Insurance Company

----------- --------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |X|


----------- --------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            See response in Row 11

----------- --------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            HC
----------- --------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 786444109                                 13D                                  Page 3 of 38 Pages
-------------------                                                                      ------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John Hancock Life Insurance Company
            I.R.S. No. 04-1414660

----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |_|
                                                                                                           (b) |X|

----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY


----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*


            OO

----------- --------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|


----------- --------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION


            Massachusetts

------------------------- --------- --------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  15,000,000
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH

------------------------- --------- --------------------------------------------------------------------------------
                          8         SHARED VOTING POWER


                                    0

------------------------- --------- --------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    15,000,000

------------------------- --------- --------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    0
----------- --------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            15,000,000

----------- --------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |X|


----------- --------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            76.00%

----------- --------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            IC, IA
----------- --------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 786444109                                 13D                                  Page 4 of 38 Pages
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Item 1.  Security and issuer.

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value ("Shares"), of SafeGuard Health Enterprises, Inc., a Delaware corporation ("SafeGuard"), with principal executive offices at 95 Enterprise, Aliso Viejo, California 92656.

Item 2.  Identify and background.

         The persons filing this statement are John Hancock Financial Services, Inc., a Delaware corporation ("JHF"), and it's direct, wholly-owned subsidiary, John Hancock Life Insurance Company, a Massachusetts corporation ("JHLICO", and together with JHF, the "Reporting Persons").

         JHF's principal business is financial services and JHLICO's principal business is life insurance. The principal office and business address for the Reporting Persons is located at John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117.

         The name, residence or business address and principal occupation or employment of each of the executive officers and directors of JHLICO and JHF are set forth in Attachment A and B, respectively. Except as otherwise noted in Attachments A or B, each is a citizen of the United States of America and neither the Reporting Persons nor any such person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and amount of funds or other consideration.

         The transaction reported herein is a restructuring of $32.5 million in aggregate principal amount of SafeGuard's 7.91% Senior Notes due 2005 (the "Notes") and warrants for 382,000 Shares (the "Warrants") as part of a larger restructuring of SafeGuard's outstanding debt. The Notes were originally purchased from SafeGuard in September 1997. The Warrants were granted on May 28, 1999, in connection with an agreement which, among other things, changed the interest rate under the Notes.

         In exchange for the surrender and cancellation of the Notes and the Warrants, SafeGuard issued 40,000 shares of its Series B Preferred Stock and 110,000 shares of its Series D Preferred Stock (collectively, the "Preferred Stock"). Each share of Preferred Stock is convertible at any time into Common Stock and, accordingly, the acquisition of the Preferred Stock may be deemed to be the acquisition of beneficial ownership of the Shares into which it may be converted. The initial conversion rate is 100 Shares for each share of Preferred Stock.

 Item 4.  Purpose of transaction.

         The transactions requiring the filing of this statement are described in Item 3 above. The transactions were entered into principally for investment purposes. In connection with such transactions, Stephen J. Blewitt, a Managing
Director of the Bond and Corporate Finance Group of JHLICO, was elected to
SafeGuard's Board of Directors as the director elected by SafeGuard's Series B,
C and D Preferred Stock. Pursuant to the Agreement Among Shareholders described
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CUSIP No. 786444109                                 13D                                  Page 5 of 38 Pages
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in Item 6, JHLICO has agreed to vote to amend SafeGuard's Certificate of
Incorporation to increase the authorized Shares in order to have sufficient
Shares authorized and unissued reserved for issuance upon conversion of various convertible securities of SafeGuard.

         The Reporting Persons may make purchases of Shares, in the open market or in private transactions, depending on their analysis of SafeGuard's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to the Reporting Persons, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. The Reporting Persons intend to closely monitor their investment and may from time take advantage of opportunities presented to them. They may in the future also formulate plans or proposals regarding SafeGuard, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon the Reporting Persons' continuing review of their investments and various other factors, including those mentioned above, the Reporting Persons may (subject to any applicable securities laws and subject to the Agreement Among Stockholders dated January 31, 2001, described in Item 6) decide to convert all or any part of the Preferred Stock and/or sell all or any part of the Preferred Stock or the Shares received upon conversion, although they have no current plans to do so.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would related to or result in:

         (a) The acquisition by any person of additional securities of SafeGuard, or the disposition of securities of SafeGuard;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SafeGuard or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of SafeGuard or any of its subsidiaries;

         (d) Any change in the present board of directors or management of SafeGuard, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of SafeGuard;

         (f) Any other material change in SafeGuard's business or corporate structure;

         (g) Changes in SafeGuard's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SafeGuard by any person;

         (h) Causing a class of securities of SafeGuard to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
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CUSIP No. 786444109                                 13D                                  Page 6 of 38 Pages
-------------------                                                                      ------------------

         (i) A class of equity securities of SafeGuard becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

         (a) JHLICO has beneficial ownership of 15,000,000 Shares through beneficial ownership of Series B Preferred Stock and Series D Preferred Stock. Based upon the 4,737,498 Shares the Reporting Persons understand to be presently outstanding, this beneficial ownership would constitute approximately 76.00% of the Shares, assuming conversion of the Preferred Stock beneficially owned by the Reporting Persons into 15,000,000 Shares and no conversion or exercise of securities held by any other person. JHLICO has sole power to vote or to direct the disposition of all such Preferred Stock and Shares.

         30,153.85 shares of Series B Preferred Stock and 82,923.07 shares of Series D Preferred Stock are owned by JHLICO, 4,923.08 shares of Series B Preferred Stock and 13,538.46 shares of Series D Preferred Stock are owned by JHLICO's direct wholly-owned subsidiary John Hancock Variable Life Insurance Company ("JHVLICO"), and 1,230.77 shares of Series B Preferred Stock and 3,384.62 shares of Series D Preferred Stock are owned by JHVLICO's direct wholly-owned subsidiary Investors Partner Life Insurance Company ("Partners"). JHLICO may also be deemed the beneficial owner of 3,692.31 shares of Series B Preferred Stock and 10,153.84 shares of Series D Preferred Stock owned by Mellon Bank, N.A., solely in its capacity as Trustee for Bell Atlantic Master Trust, as to which shares JHLICO has the power to vote and to direct the disposition.

         JHF may be deemed the beneficial owner of Shares beneficially owned by JHLICO.

         By virtue of the Agreement Among Stockholders described in Item 6 below, the Reporting Persons may be deemed to be the beneficial owners of an additional 15,000,000 Shares issuable upon conversion of SafeGuard preferred stock issued to other parties to such agreement. The Reporting Persons disclaim such beneficial ownership.

         (b) Other than as may be described in Item 3, no transactions in Shares have been effected during the past sixty days by the Reporting Person.

         (c) Other than Bell Atlantic Master Trust, with respect to the securities held by Mellon Bank, N.A., as Trustee, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         In connection with the transactions described in Item 3, JHLICO,
JHVLICO and Partners entered into a Registration Rights Agreement with SafeGuard and certain other stockholders and an Agreement Among Stockholders with certain other stockholders of SafeGuard. The descriptions below of these agreements are qualified in their entirety by reference to the agreements, which are filed as
Exhibits 2 and 3 to this Schedule.
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CUSIP No. 786444109                                 13D                                  Page 7 of 38 Pages
-------------------                                                                      ------------------

         Pursuant to the Registration Rights Agreement, SafeGuard has granted certain "piggyback" registration rights to the shareholders which are party to the agreement. The shareholders participating in any such registration statement have agreed not to effect any other public sale or distribution of the securities being registered or a similar SafeGuard security or any security exchangeable or exercisable for such securities during the ten days prior to, and during the 90-day period beginning on, the effective date of such registration statement, if and to the extent requested by SafeGuard or the underwriters of the offering. The parties to the agreement also have agreed to agree on the same terms applicable to officers and directors of SafeGuard not to effect any other public sale or distribution of the securities offered in an underwritten public offering or an offering pursuant to Rule 144A or a similar SafeGuard security or any security exchangeable or exercisable for such securities during the ten days prior to, and during the 90-day period beginning on, the date of the final prospectus included in the registration statement or of the offering memorandum used in connection with such offering.


         Pursuant to the Agreement Among Shareholders, the parties thereto agreed that they would not transfer, assign, convey, pledge or otherwise encumber any shares except subject to and bound by the provisions of the agreement. The parties agreed to vote to amend SafeGuard's Certificate of Incorporation to increase the number of authorized Shares to 40 million or more in order to have sufficient authorized and unissued Shares reserved for issuance upon the conversion of preferred stock issued by SafeGuard. The parties also agreed to vote as necessary to maintain the size of the SafeGuard Board of Directors at seven and to cause Stephen J. Blewitt to be elected to the Board of Directors as the director elected by the Series B, C and D Preferred Stock. The agreement also grants certain "drag-along" rights to CAI Partners and Company II, L.P., CAI Capital Partners and Company II, L.P. and Jack R. Anderson in the event of a proposed sale of all of SafeGuard's outstanding capital stock.


Item 7.  Material to be filed as exhibits.

         The following documents are filed as exhibits to this statement:

         (a)      Joint Filing Agreement

         (b)      Registration Rights Agreement

         (c)      Agreement Among Stockholders

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CUSIP No. 786444109                                 13D                                  Page 8 of 38 Pages
-------------------                                                                      ------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

February 16, 2001




                   John Hancock Financial Services, Inc.


                   By: /s/Barry J. Rubenstein
                       --------------------------
                        Name: Barry J. Rubenstein
                        Title:   Vice President, Counsel & Secretary

                   John Hancock Life Insurance Company


                   By: /s/Roger G. Nastou
                       ----------------------
                        Name: Roger G. Nastou
                        Title: Vice President

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CUSIP No. 786444109                                 13D                                  Page 9 of 38 Pages
-------------------                                                                      ------------------

                                  ATTACHMENT A

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                DIRECTORS AND EXECUTIVE OFFICERS (as of 2/12/01)

Name                               Business or                            Positions with JHFS and Present
                                   Residential Address                    Principal Occupation

Samuel W. Bodman                   75 State Street                        Director - JHFS; Chairman and Chief
                                   Boston, MA 02109-1806                  Executive Officer of Cabot Corporation

I. MacAllister Booth               68 Barnes Hill Road                    Director - JHFS; Retired Chairman,
                                   Concord, MA  01742                     President and Chief Executive Officer of
                                                                          Polaroid Corporation

Stephen L. Brown                   John Hancock Place                     Chairman of the Board - JHFS
                                   P.O. Box 111
                                   Boston, MA 02117

Wayne A. Budd                      John Hancock Place                     Executive Vice President and General
                                   P.O. Box 111                           Counsel  - JHFS
                                   Boston, MA 02117

John M. Connors, Jr.               200 Clarendon Street                   Director - JHFS; CEO and Director of
                                   Boston, MA 02116                       Hill, Holiday, Connors, Cosmopulos, Inc.

David F. D'Alessandro              John Hancock Place                     Director, President and Chief Executive
                                   P.O. Box 111                           Officer - JHFS
                                   Boston, MA 02117

Robert E. Fast, Esq.               60 State Street                        Director - JHFS; Senior Partner of
                                   Boston, MA 02109                       Hale and Dorr

Dr. Kathleen Foley Feldstein       147 Clifton Street                     Director - JHFS; President of
                                   Belmont, MA 02178                      Economics Studies, Inc.

Nelson S. Gifford                  75 Federal Street                      Director - JHFS; Principal, Fleetwing
                                   Suite 1100                             Capital
                                   Boston, MA 02110-1911

Michael C. Hawley                  800 Boylston Street                    Director - JHFS; Retired Chairman and
                                   Boston, MA  02199                      CEO of The Gillette Company

Edward H. Linde                    800 Boylston Street                    Director - JHFS; President and CEO of
                                   Boston, MA  02199                      Boston Properties, Inc.

Judith A. McHale                   7700 Wisconsin Avenue                  Director - JHFS; President and Chief
                                   Bethesda, MD  20814                    Operating Officer of Discovery
                                                                          Communications, Inc.

R. Robert Popeo, Esq.              One Financial Center                   Director - JHFS; Chairman, Mintz,
                                   Boston, MA  02111                      Levin, Cohn, Ferris, Glovsky and Popeo,
                                                                          P.C.

Richard F. Syron                   81 Wyman Street                        Director - JHFS; Chairman, President
                                   Waltham, MA  02454                     and CEO of Thermo Electron Corporation

Robert J. Tarr, Jr.                200 Wheeler Road                       Director - JHFS; Chairman, President
                                   Burlington, MA  01803                  and CEO of HomeRuns.com


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CUSIP No. 786444109                                 13D                                  Page 10 of 38 Pages
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                                  ATTACHMENT B

                       JOHN HANCOCK LIFE INSURANCE COMPANY

                DIRECTORS AND EXECUTIVE OFFICERS (as of 2/12/01)

Name                               Business or                            Positions with JHLICO and Present
                                   Residential Address                    Principal Occupation
Foster L. Aborn                    John Hancock Place                     Director - JHLICO
                                   P.O. Box 111
                                   Boston, MA 02117

Samuel W. Bodman                   75 State Street                        Director - JHLICO; Chairman and Chief
                                   Boston, MA 02109-1806                  Executive Officer of Cabot Corporation

I. MacAllister Booth               68 Barnes Hill Road                    Director - JHLICO; Retired Chairman,
                                   Concord, MA  01742                     President and Chief Executive Officer of
                                                                          Polaroid Corporation

Stephen L. Brown                   John Hancock Place                     Chairman of the Board - JHLICO
                                   P.O. Box 111
                                   Boston, MA 02117

Wayne A. Budd                      John Hancock Place                     Executive Vice President and General
                                   P.O. Box 111                           Counsel  - JHLICO
                                   Boston, MA 02117

John M. Connors, Jr.               200 Clarendon Street                   Director - JHLICO; CEO and Director of
                                   Boston, MA 02116                       Hill, Holiday, Connors, Cosmopulos, Inc.

David F. D'Alessandro              John Hancock Place                     Director, President and Chief Executive
                                   P.O. Box 111                           Officer - JHLICO
                                   Boston, MA 02117

Robert E. Fast, Esq.               60 State Street                        Director - JHLICO; Senior Partner of
                                   Boston, MA 02109                       Hale and Dorr

Dr. Kathleen Foley Feldstein       147 Clifton Street                     Director - JHLICO; President of
                                   Belmont, MA 02178                      Economics Studies, Inc.

Nelson S. Gifford                  75 Federal Street                      Director - JHLICO; Principal, Fleetwing
                                   Suite 1100                             Capital
                                   Boston, MA 02110-1911

Michael C. Hawley                  800 Boylston Street                    Director - JHLICO; Retired Chairman and
                                   Boston, MA  02199                      CEO of The Gillette Company

Edward H. Linde                    800 Boylston Street                    Director - JHLICO; President and CEO of
                                   Boston, MA  02199                      Boston Properties, Inc.

Judith A. McHale                   7700 Wisconsin Avenue                  Director - JHLICO; President and Chief
                                   Bethesda, MD  20814                    Operating Officer of Discovery
                                                                          Communications, Inc.

R. Robert Popeo, Esq.              One Financial Center                   Director - JHLICO; Chairman, Mintz,
                                   Boston, MA  02111                      Levin, Cohn, Ferris, Glovsky and Popeo,
                                                                          P.C.

Richard F. Syron                   81 Wyman Street                        Director - JHLICO; Chairman, President
                                   Waltham, MA  02454                     and CEO of Thermo Electron Corporation

Robert J. Tarr, Jr.                200 Wheeler Road                       Director - JHLICO; Chairman, President
                                   Burlington, MA  01803                  and CEO of HomeRuns.com

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CUSIP No. 786444109                                 13D                                  Page 11 of 38 Pages
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                                  EXHIBIT INDEX
                                  -------------

                        Exhibit                                Page
                        -------                                ----

         1.       Joint Filing Agreement                        12

         2.       Registration Rights Agreement                 13

         3.       Agreement Among Stockholders                  27

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CUSIP No. 786444109                                 13D                                  Page 12 of 38 Pages
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                                                                                       EXHIBIT 1
                                                                                       ---------

                                    AGREEMENT
                                    ---------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of SafeGuard Health Enterprises, Inc. or any subsequent acquisitions or dispositions of equity securities of SafeGuard Health Enterprises, Inc. by any of the undersigned.

Dated:  February 16, 2001





                   John Hancock Financial Services, Inc.


                   By: /s/Barry J. Rubenstein
                       --------------------------
                         Name: Barry J. Rubenstein
                         Title:   Vice President, Counsel & Secretary

                   John Hancock Life Insurance Company


                   By: /s/Roger G. Nastou
                       ---------------------
                         Name: Roger G. Nastou
                         Title: Vice President


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CUSIP No. 786444109                     13D                  Page 13 of 38 Pages
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                                                                       EXHIBIT 2
                                                                       ---------

                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------
                                (Preferred Stock)

         This Registration Rights Agreement (this "Agreement"), is entered into as of January 31, 2001, by and among SafeGuard Health Enterprises, Inc., a Delaware corporation (the "Company"), and those certain stockholders of the Company listed on Schedule 1 attached hereto (collectively, the "Investors").

                                   WITNESSETH:
                                   -----------

         WHEREAS, the Investors have acquired on the date hereof certain shares of Preferred Stock of the Company pursuant to that Term Sheet Agreement dated as of March 1, 2000 by and between the Company and certain of the Investors (the "Term Sheet Agreement"); and

         WHEREAS, pursuant to the Term Sheet Agreement, the Company agreed to grant certain registration rights with respect to the Common Stock of the Company issuable upon conversion of such shares of Preferred Stock on and subject to the terms and conditions hereinafter set forth;

         NOW THEREFORE, for valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

         1.       Definitions.
                  -----------

         "Commission" means the Securities and Exchange Commission.
          ----------

         "Common Stock" means the Common Stock, $.01 par value, of the Company.
          ------------

         "Conversion Shares" means any shares of Common Stock issuable or issued
          -----------------
upon conversion of the Preferred Stock.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.
          ------------

         "Holder" means an Investor or any transferee of an Investor owning any
          ------
shares of Preferred Stock or Conversion Shares or any assignee or transferee of a Registrable Security.

         "Preferred Stock" means collectively the Series A Preferred Stock,
          ---------------
Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of the Company issued to the Investors pursuant to the terms of the Term Sheet Agreement.
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CUSIP No. 786444109                     13D                  Page 14 of 38 Pages
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         "Registrable Security" or "Registrable Securities" means (i) any
          ------------------------------------------------
Conversion Shares that have been or may be issued pursuant to the conversion of the Preferred Stock and (ii) any Common Stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of the Preferred Stock or the Conversion Shares. Any Registrable Security will cease to be a Registrable Security when (i) a registration statement covering such Registrable Security has been declared effective by the Commission and the Registrable Security has been disposed of pursuant to such effective registration statement, (ii) the Registrable Security is sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met or (iii) the Registrable Security has been otherwise transferred, the Company has delivered a new certificate or other evidence of ownership for the Registrable Security not bearing a legend restricting further transfer, and the Registrable Security may be resold without subsequent registration under the Securities Act.

         "Securities Act" means the Securities Act of 1933, as amended.
          --------------

         "Underwriter" means a securities dealer which purchases any Registrable
          -----------
Securities as a principal and not as part of market-making activities as a dealer.

         2.       Piggyback Registrations.
                  -----------------------

         (a) If at any time following the date of this Agreement, the Company proposes for any reason to register any shares of Common Stock under the Securities Act (other than pursuant to a registration statement on Form S-4 or Form S-8 (or a similar or successor form)) with respect to an offering of Common Stock by the Company for its own account or for the account of any of its security holders, it shall at each such time promptly give written notice to the Holders of its intention to do so (but in no event less than thirty (30) days before the anticipated filing date). Such notice shall offer such Holders the opportunity to register such number of shares of Registrable Securities as each such Holder may request; provided, however, that the Company shall not be obligated to register in such situation less than 10,000 shares of Registrable Securities of a Holder.

         (b) The Company shall use its reasonable efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the shares of Registrable Securities requested to be included in the registration statement for such offering to be included (on the same terms and conditions as the Common Stock of the Company included therein to the extent appropriate). Notwithstanding the foregoing, if in the reasonable judgment of the managing Underwriter or Underwriters, due to the size of the offering which the Company or such other persons or entities intend to make, the success of the offering would be adversely affected by inclusion of the Registrable Securities requested to be included, then, if the offering is by the Company for its own account or is an offering by other holders registering shares of Common Stock of the Company pursuant to demand registration rights, then the number of shares of Common Stock to be offered for the accounts of the Holders and other holders registering shares of Common Stock of the Company pursuant to similar piggyback registration

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-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 15 of 38 Pages
-------------------                                          -------------------

rights shall be reduced pro rata based on the relative percentage ownership of all shares of Common Stock then outstanding owned by the Holders and such other holders to the extent necessary to reduce the total number of shares of Common Stock to be included in such offering to the amount recommended by such managing Underwriter or Underwriters.

         3.       Holdback Agreements.
                  -------------------

         (a) Restrictions on Public Sale by Holders of Registrable Securities.
             -----------------------------------------------------------------
Each Holder whose securities are included in a registration statement agrees not to effect any public sale or distribution of the securities being registered or a similar security of the Company or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 or Rule 144A under the Securities Act, during the ten days prior to, and during the 90-day period beginning on, the effective date of such registration statement (except as part of such registration), if and to the extent requested by the Company in the case of a non-underwritten public offering or if and to the extent requested by the managing Underwriter or Underwriters in the case of an underwritten Public offering.

         (b) Underwriter Restriction on Public Sale by Holders of Registrable
             ----------------------------------------------------------------
Securities. If requested by the managing underwriter(s) of an underwritten
-----------
public offering or the initial purchaser(s) in any offering pursuant to Rule 144A under the Securities Act of securities by the Company, each Holder shall agree on the same terms applicable to officers and directors of the Company not to effect any public sale or distribution of the security being registered or a similar security of the Company or any securities convertible into or exchangeable or exercisable for such securities, including any sale pursuant to Rule 144 or Rule 144A under the Securities Act, during the ten days prior to, and during the 90-day period beginning on, the date of the final prospectus contained in the registration statement filed in connection with such offering or of the offering memorandum used in connection with such offering.

         4.       Registration Procedures.
                  -----------------------

         Whenever the Company has determined to register any shares of Common Stock under the Securities Act, the Company will use its best efforts to effect the registration and in connection therewith the Company will:

         (a) prepare and file with the Commission, a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its best efforts to cause such filed registration statement to become effective;

         (b) furnish to each Holder, prior to filing the registration statement, if requested, copies of such registration statement as proposed to be filed, and thereafter furnish to such Holder such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), and the prospectus included in such registration statement (including each preliminary prospectus);

-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 16 of 38 Pages
-------------------                                          -------------------

         (c) notify each Holder of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and promptly make available to each Holder any such supplement or amendment;

         (d) enter into and perform customary agreements (including an underwriting agreement in customary form with the managing Underwriter, if any) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

         (e) make available for inspection by any Holder of such Registrable Securities, any Underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant, or other professional retained by any such Holder or Underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents, and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors, and employees to supply all information reasonably requested by any such Inspectors in connection with such registration statement. Records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) in the judgment of counsel to the Company the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such registration statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court or government agency of competent jurisdiction. Each Holder of such Registrable Securities agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it as the basis for any market transactions in the securities of the Company unless and until such is made generally available to the public. Each Holder of such Registrable Securities further agrees that it will, upon learning that disclosure of such Records is sought in a court or government agency of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

         (f) if such sale is pursuant to an underwritten offering, use its best efforts to obtain a comfort letter or comfort letters from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters, in accordance with the applicable rules of the AICPA, as the Holders of a majority of the Registrable Securities or the managing Underwriter reasonably request;

         (g) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make generally available to its security holders, as soon as reasonably

-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 17 of 38 Pages
-------------------                                          -------------------

practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act; and

         (h) use its best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed, or on the NASDAQ National Market System, if applicable, provided that the applicable listing requirements are satisfied.

         The Company may require each Holder of Registrable Securities to promptly furnish in writing to the Company, and each such Holder shall provide to the Company, such information regarding the distribution of the Registrable Securities as it may from time to time reasonably request and such other information as may be legally required in connection with such registration.

         Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in subsection 4(c) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by subsection 4(c) hereof and, if so directed by the Company such Holder, will deliver to the Company all copies, other than permanent file copies then in such Holder's possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. If the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective by the number of days during the period from and including the date of the giving of notice pursuant to subsection 4(c) hereof to the date when the Company shall make available to the Holders of Registrable Securities covered by such registration statement a prospectus supplemented or amended to conform with the requirements of subsection 4(c) hereof.

         5.       Registration Expenses.
                  ---------------------

         In connection with the filing of any registration statement hereunder, the Company shall pay the following registration expenses (the "Registration Expenses"): (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties); (v) fees and expenses incurred in connection with the listing of the Registrable Securities if the Company shall choose to list such Registrable Securities; (vi) fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested pursuant to subsection 4(f) hereof); (vii) fees and expenses of any

-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 18 of 38 Pages
-------------------                                          -------------------

special experts retained by the Company in connection with such registration; and (viii) reasonable fees and expenses of one counsel (who shall be reasonably acceptable to the Company) for the Holders incurred in connection with such registration. The Company shall not have any obligation to pay any underwriting fees, discounts, or commissions attributable to the sale of Registrable Securities, or any out-of-pocket expenses of the Holders (or any agents who manage their accounts).

         6.       Indemnification/Contribution.
                  ----------------------------

         (a) Indemnification by the Company. The Company agrees to indemnify and
             -------------------------------
hold harmless each Holder of Registrable Securities, its officers, directors, shareholders, partners, trustees, beneficiaries and agents, and each person or entity, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities, or expenses arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by such Holder or on such Holder's behalf expressly for use therein; provided, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, the indemnity agreement contained in this subsection shall not apply to the extent that any such loss, claim, damage, liability, or expense results from the fact that a current copy of the prospectus was not sent or given to the person asserting any such loss, claim, damage, liability, or expense at or prior to the written confirmation of the sale of the Registrable Securities to such person and such current copy of the prospectus would have cured the defect giving rise to such loss, claim, damage, liability or expense. The Company also agrees to indemnify any Underwriters of the Registrable Securities, their officers and directors, and each person who controls such Underwriters on substantially the same basis as that of the indemnification of the Holders provided in this Section 6(a).

         (b) Indemnification by Holder of Registrable Securities. Each Holder
             ----------------------------------------------------
agrees to indemnify and hold harmless the Company, its directors and officers, and each person, if any, who controls the Company within the meaning of either
Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Holder, but only with respect to information furnished in writing by such Holder or on such Holder's behalf expressly for use in any registration statement or prospectus relating to the Registrable Securities, any amendment or supplement thereto, or any preliminary prospectus. In case any action or proceeding shall be brought against the Company or its directors or officers, or any such controlling person, in respect of which indemnity may be sought against such Holder, such Holder shall have the rights and duties given to the Company, and the Company or

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-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 19 of 38 Pages
-------------------                                          -------------------

its directors or officers or such controlling person shall have the rights and duties given to such Holder, by the preceding subsection. Each Holder also agrees to indemnify and hold harmless Underwriters of the Registrable Securities, their officers and directors, and each person who controls such Underwriters on substantially the same basis as that of the indemnification of the Company provided in this Section 6(b).

         (c) Conduct of Indemnification Proceedings. If any action or proceeding
             ---------------------------------------
(including any governmental investigation) shall be brought or asserted against any person entitled to indemnification under subsections (a) or (b) above (an "Indemnified Party") in respect of which indemnity may be sought from any party who has agreed to provide such indemnification (an "Indemnifying Party"), the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all expenses. Such Indemnified Party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party has agreed to pay such fees and expenses or (ii) the named parties to any such action or proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that there is a conflict of interest on the part of counsel employed by the Indemnifying Party to represent such Indemnified Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Party; it being understood, however, that the Indemnifying Party shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all such Indemnified Parties, which firm shall be designated in writing by such Indemnified Parties). The Indemnifying Party shall not be liable for any settlement of any such action or proceeding effected without its written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.

         (d) Contribution. If the indemnification provided for in this Section 6
             -------------
is unavailable to the Indemnified Parties in respect of any losses, claims, damages, liabilities, or judgments referred to herein, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities, and judgments (i) as between the Company and the Holders on the one hand and the Underwriters on the other, in such proportion as is appropriate to reflect the relative benefits received by the Company and the Holders on the one hand and the Underwriters on the other from the offering of the securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Holders on the one hand and of the

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-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 20 of 38 Pages
-------------------                                          -------------------

Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations, and (ii) as between the Company on the one hand and each Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of each Holder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Holders on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company and the Holders bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the prospectus. The relative fault of the Company and the Holders on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Holders or by the Underwriters. The relative fault of the Company on the one hand and of each Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

         The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation (even if the Underwriters or the Holders, respectively, were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities or judgments referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this
Section 6(d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no Holder shall be required to contribute any amount in excess of the amount by which the total price at which the securities of such Holder were offered to the public exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         (e) Survival. The indemnity and contribution agreements contained in
             ---------
this Section 6 shall remain operative and in full force and effect regardless of
(i) any termination of this

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-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 21 of 38 Pages
-------------------                                          -------------------

Agreement or any underwriting agreement, (ii) any investigation made by or on behalf of any Indemnified Party or by or on behalf of the Company, and (iii) the consummation of the sale or successive resale of the Registrable Securities.

         7.       Participation in Underwritten Registrations.
                  -------------------------------------------

         No person or entity may participate in any underwritten registration hereunder unless such person or entity (a) agrees to sell such person's or entity's securities on the basis provided in any underwriting arrangements approved by the persons or entities entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and this Agreement.

         8.       Rule 144.
                  --------

         The Company covenants that it will file any reports required to be filed by it under the Securities Act and the Exchange Act and the Rules and Regulations thereunder and it will take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required, from time to time, to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such information and requirements.

         9.       Miscellaneous.
                  -------------

         (a) Remedies. Each Holder of Registrable Securities, in addition to
             ---------
being entitled to exercise all rights provided herein and granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that remedy at law would be adequate. Each party waives all provisions of law requiring that a bond be posted in order to effectuate any remedy under this Agreement.

         (b) No Prior or Inconsistent Agreements. The Company will not on or
             ------------------------------------
after the date of this Agreement enter into any other agreement with respect to its securities which is inconsistent with the registration rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof. The Company shall not at any time grant any other registration rights with respect to its securities that are prior or superior to the registration rights granted to the Holders of Registrable Securities pursuant to this Agreement. The Company has not previously entered into any agreement with respect to its securities granting any registration rights to any Person.

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-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 22 of 38 Pages
-------------------                                          -------------------

         (c) Amendments and Waivers. The provisions of this Agreement may not be
             -----------------------
amended, modified, or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Holders of at least seventy-five percent (75%) of the Registrable Securities.

         (d) Notices. All notices and other communications provided for or
             --------
permitted hereunder shall be made in writing by hand delivery, registered first-class mail, telex, telecopier, or air courier guaranteeing overnight delivery:

                  (i) if to the Holders at their respective address as shown on the books of the Company;

                  (ii) if to the Company, initially at 95 Enterprise, Aliso Viejo, California 92656, Attention: Chief Executive Officer; and thereafter at such other address as may be designated from time to time by notice given in accordance with the provisions of this section.

         (e) Successors and Assigns. This Agreement shall inure to the benefit
             -----------------------
of and be binding upon the successors and assigns of each of the Company and the Holders.

         (f) Counterparts. This Agreement may be executed in a number of
             -------------
identical counterparts and it shall not be necessary for the Company and the Holders to execute each of such counterparts, but when both have executed and delivered one or more of such counterparts, the several parts, when taken together, shall be deemed to constitute one and the same instrument, enforceable against each in accordance with its terms. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart executed by the party against whom enforcement of this Agreement is sought.

         (g) Headings. The headings in this Agreement are for convenience of
             ---------
reference only and shall not limit or otherwise affect the meaning hereof.

         (h) Governing Law. This Agreement shall be governed by and construed in
             --------------
accordance with the laws of the State of Delaware, without regard to principles of conflicts or choice of law.

         (i) Severability. If any provision of this Agreement is held to be
             -------------
illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of each such illegal, invalid or unenforceable provision, there

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-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 23 of 38 Pages
-------------------                                          -------------------

shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

         (j) Entire Agreement. This Agreement is intended by the Company and the
             -----------------
Investors as a final expression of their agreement and is intended to be a complete and exclusive statement of their agreement and understanding in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the Company and the Investors with respect to such subject matter.

         (k) Third Party Beneficiaries. This Agreement is intended for the
             --------------------------
benefit of the Company and the Holders and their respective successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person or entity.

         (l) Attorney's Fees. In any proceeding brought to enforce any provision
             ----------------
of this Agreement, the successful party shall be entitled to recover reasonable attorneys' fees in addition to its costs and expenses and any other available remedy.

         (m) Effectiveness. This Agreement shall become effective as of the day
             --------------
first set forth above.


                  (Remainder of Page Intentionally Left Blank)

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CUSIP No. 786444109                     13D                  Page 24 of 38 Pages
-------------------                                          -------------------


         IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the day and year first written above.

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CUSIP No. 786444109                     13D                  Page 25 of 38 Pages
-------------------                                          -------------------


SAFEGUARD HEALTH ENTERPRISES, INC.

By:   ---------------------------
      James E. Buncher, President

By:   -----------------------------
      Ronald I. Brendzel, Secretary

CAI PARTNERS AND COMPANY II, L.P.

By:   CAI PARTNERS GP & CO., L.P., GENERAL PARTNER

      By:  /s/Leslie B. Daniels
           --------------------
           Leslie B. Daniels, President of
           CLEA II Co., a General Partner

CAI CAPITAL PARTNERS AND
COMPANY II, L.P.

By:   CAI CAPITAL PARTNERS GP & CO., L.P., GENERAL PARTNER

      By:  /s/Leslie B. Daniels
           --------------------
           Leslie B. Daniels, President of
           CLEA II Co., a General Partner

CAI CAPITAL PARTNERS AND
COMPANY II-C, L.P.

By:   /s/Manfred W. Yu
      ----------------
      Manfred W. Yu, Assistant Secretary

THE BAILEYS FAMILY TRUST

By:   ----------------------------------
      Steven J. Baileys, D.D.S., Trustee


/s/Jack R. Anderson, Individually
---------------------------------

THE BURTON PARTNERSHIP LIMITED PARTNERSHIP

By:   /s/Donald W. Burton
      -------------------
      Donald W. Burton, General Partner

      ------------------------------
      James E. Buncher, Individually

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CUSIP No. 786444109                     13D                  Page 25 of 38 Pages
-------------------                                          -------------------

      --------------------------------
      Ronald I. Brendzel, Individually

      -----------------------------
      Dennis L. Gates, Individually

JOHN HANCOCK LIFE INSURANCE COMPANY f/k/a JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

By:    /s/Stephen J. Blewitt
       ---------------------
Name:  Stephen J. Blewitt
Title: Managing Director


JOHN HANCOCK VARIABLE LIFE
INSURANCE COMPANY


By:    /s/Stephen J. Blewitt
       ---------------------
Name:  Stephen J. Blewitt
Title: Managing Director

INVESTORS PARTNER LIFE INSURANCE COMPANY (f/k/a JOHN HANCOCK LIFE
INSURANCE COMPANY OF AMERICA)

By:    /s/Stephen J. Blewitt
       ---------------------
Name:  Stephen J. Blewitt
Title: Managing Director

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CUSIP No. 786444109                     13D                  Page 27 of 38 Pages
-------------------                                          -------------------


MELLON BANK, N.A., solely in its capacity as Trustee for Bell Atlantic Master Trust (f/k/a Nynex Master Pension Trust), (as directed by John Hancock Mutual Life Insurance Company) and not in its individual capacity

By:    /s/Carole Bruno
       ---------------
Name:  Carole Bruno
Title: Authorized Signatory

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-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 28 of 38 Pages
-------------------                                          -------------------


                                   SCHEDULE 1

                                    INVESTORS
                                    ---------


The Baileys Family Trust
Jack R. Anderson
CAI Partners and Company II, L.P.
CAI Capital Partners and Company II, L.P.
CAI Capital Partners and Company II-C, L.P.
The Burton Partnership Limited Partnership
James E. Buncher
Ronald I. Brendzel
Dennis L. Gates
John Hancock Life Insurance Company
      (f/k/a John Hancock Mutual Life Insurance Company)
John Hancock Variable Life Insurance Company
Investor Partner Life Insurance Company
      (f/k/a John Hancock Life Insurance Company of America)
Mellon Bank, N.A., solely in its capacity as Trustee for Bell Atlantic Pension Trust), (as directed by
      John Hancock Mutual Life Insurance Company) and not in its individual capacity


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CUSIP No. 786444109                     13D                  Page 29 of 38 Pages
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                                                                       EXHIBIT 3
                       SAFEGUARD HEALTH ENTERPRISES, INC.

                          AGREEMENT AMONG STOCKHOLDERS
                          ----------------------------


         This Agreement Among Investors (this "Agreement") is entered into this
31st day of January, 2001, by and among those certain parties listed in Schedule
1 attached hereto (individually an "Investor", collectively the "investors").

         WHEREAS, the Investors are stockholders of SafeGuard Health
Enterprises, Inc., a Delaware corporation (the "company"); and

         WHEREAS, the Investors hold certain shares of Series A Preferred Stock,
Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of the Company (the "Preferred Stock") issued pursuant to that certain Term
Sheet Agreement, dated as of March 1, 2000, by and among the Company and the Investors (the "Term Sheet Agreement"); and

         WHEREAS, certain of the Investors also hold shares of Common Stock, per value $.01 per share, of the Company (the "Common Stock"); and

         WHEREAS, pursuant to the Term Sheet Agreement, the Investors desire to enter into this Agreement to set forth certain understandings regarding the transfer and voting of the shares of Common Stock and Preferred Stock now or hereafter owned by the Investors;

         NOW, THEREFORE, in consideration of the premises and the mutual terms and conditions set forth in this Agreement, the parties hereto hereby agree as follows:


                                    ARTICLE I

                                 AGREEMENT STOCK
                                 ---------------

         1.1 Securities Subject Hereto. The provisions of this Agreement shall,
             --------------------------
except as hereinafter specifically provided, apply to:

         (a) All shares of Common Stock of the Company now owned or hereafter acquired by any Investor including, without limitation, shares of Common Stock of the Company issued upon conversion of the Preferred Stock and shares of Common Stock of the Company issued upon the exercise of any stock options or warrants;

         (b) All shares of Preferred Stock of the Company now owned or hereafter acquired by any Investor including, without limitation, shares of Preferred
Stock of the Company issued upon conversion of those certain Series A, B, C and
D Convertible Notes issued to the Investors pursuant to the Term Sheet
Agreement;
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CUSIP No. 786444109                     13D                  Page 30 of 38 Pages
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         (c) All shares of capital stock of the Company hereafter acquired by an
Investor in respect of, in lieu of or in exchange for the shares of Common Stock referred to in Section 1.1(a) above or for the shares of Preferred Stock referred to in Section 1.1(b) above, whether by reason of any stock split, stock dividend, reverse split, recapitalization, merger, exchange or otherwise; and

         (d) All shares of capital stock of the Company hereafter acquired by any Investor pursuant to any subscription or rights to acquire additional shares of capital stock of the Company which subscription or other right to acquire capital stock of the Company is measured by or attributable to the ownership of any shares of capital stock made subject to this Agreement by the foregoing provisions of this Section 1.1.

All the shares of capital stock of the Company  described  above in this Section
1.1 are hereinafter referred to as "Agreement Stock."


                                   ARTICLE II

                       PROVISIONS APPLICABLE TO TRANSFERS
                       ----------------------------------

         2.1 Transfers Subject to Agreement. No Investor shall transfer, assign,
             -------------------------------
convey, pledge or otherwise encumber any shares of Agreement Stock, whether voluntarily, involuntarily or by operation of law, except subject to and bound by the provisions of this Agreement. Any transfer of Agreement Stock must be conditioned upon the transferor or assignee expressly agreeing in writing to the terms of this Agreement and acknowledging that the Agreement Stock is subject to and bound by the provisions of this Agreement. Any certificate evidencing shares of Agreement Stock transferred by an Investor shall have placed thereon the restrictive legend described in Article V of this Agreement.


                                   ARTICLE III

                                VOTING AGREEMENT
                                ----------------

         3.1      Voting Agreement.
                  ----------------

         (a) Each Investor hereby agrees to vote all shares of Agreement Stock held by such Investor to approve an amendment to the Certificate of Incorporation of the Company increasing the authorized number of shares of Common Stock of the Company to 40 million or more shares in order to have sufficient authorized and unissued shares of Common Stock reserved for issuance upon the conversion of the Preferred Stock issuable to the Investors upon conversion of the Convertible Notes.

         (b) Each Investor hereby agrees not to vote any shares of Agreement
Stock to approve any change in the size of the Board of Directors of the Company from its current number of seven, whether to increase or decrease such size.
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CUSIP No. 786444109                     13D                  Page 31 of 38 Pages
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         (c) Each Investor hereby agrees to take all actions necessary, including, without limitation, voting all shares of Agreement Stock held by the
Investor to cause Stephen J. Blewitt to be appointed or elected to the Board of
Directors of the Company as the director elected by the Series B, C and D
Preferred Stock, voting together as a single class, effective as of the date of this Agreement.


                                   ARTICLE IV

                                  REQUIRED SALE
                                  -------------

         4.1 Required Sale. In the event that certain of the Investors
             --------------
consisting of CAI Partners and Company II, L.P., CAI Capital Partners and
Company II, L.P. and Jack R. Anderson (the "Selling Investors") shall determine to sell or exchange (whether in a business combination or some other form of transaction) all, but not less than all, of the shares of Agreement Stock held by such Selling Investors in a bona fide arms-length transaction to a third party and such transaction satisfies the following conditions:

         (a) The proposed transferee has offered to acquire all the outstanding shares of capital stock of the Company in the transaction;

         (b) The transaction has been approved by the Board of Directors of the Company; and

         (c) If the total consideration payable by the proposed transferee for the acquisition of all the outstanding shares of capital stock of the Company is less than $30 million, the Company has received a fairness opinion from an investment banker that the transaction is fair to the stockholders of the Company from a financial standpoint;

then, upon the written request of the Selling Investors, all the other Investors
(the "Required Sellers") shall (a) sell, transfer and deliver, or cause to be sold, transferred and delivered, to the proposed transferee, on the same financial terms and conditions as applicable to the Selling Investors, all shares of Agreement Stock held by the Required Sellers and (b) if stockholder approval of the transaction is required, vote all shares of Agreement Stock held by the Required Sellers to approve the transaction. In the event of a sale pursuant to this Section 4.1, the transferee shall not be required to acquire the shares of Agreement Stock subject to the terms of this Agreement and this
Agreement shall terminate upon the consummation of the transaction. The provisions of this Section 4.1 shall terminate and have no further force or effect whatsoever from and after six (6) years after the date of this Agreement.
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CUSIP No. 786444109                     13D                  Page 32 of 38 Pages
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                                    ARTICLE V

                               RESTRICTIVE LEGEND

         5.1 Restrictive Legend. Each certificate representing Agreement Stock
             -------------------
shall have placed thereon a legend in substantially the following form:

         THE VOTING AND TRANSFER OF THE SHARES OF STOCK REPRESENTED BY THIS
         CERTIFICATE ARE SUBJECT TO AN AGREEMENT AMONG STOCKHOLDERS DATED
         January 31, 2001, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE
         OF THE COMPANY, AND SUCH SHARES MAY NOT BE VOTED OR SOLD OR OTHERWISE
         DISPOSED OF EXCEPT IN STRICT ACCORDANCE WITH THE TERMS OF THAT
         AGREEMENT. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE TO
         THE HOLDER OF THIS CERTIFICATE UPON RECEIPT BY THE COMPANY AT ITS
         PRINCIPAL PLACE OF BUSINESS OR REGISTERED OFFICE OF A WRITTEN REQUEST
         FROM THE HOLDER REQUESTING SUCH COPY.


                                   ARTICLE VI

                     SPECIFIC PERFORMANCE AND OTHER REMEDIES
                     ---------------------------------------

         6.1 Remedies. The parties hereby declare that it is impossible to
             ---------
measure in money the damages which will accrue to a party hereto by reason of a failure of any party hereto to perform any of its obligations under this
Agreement. Therefore, if any party hereto shall institute any action or proceeding to enforce the provisions hereof, each party hereto against whom such action or proceeding is brought hereby waives the claim or defense therein that such party has an adequate remedy of law, and no party shall urge in any such action or proceeding the claim or defense that such remedy at law exists. Each party hereby acknowledges that the shares of Agreement Stock are unique chattels and each party to this Agreement shall be entitled to exercise any and all available remedies for a violation of any of the terms of this Agreement, including, but not limited to, the equitable remedy of specific performance as specified above and injunctive relief.


                                   ARTICLE VII

                                   TERMINATION
                                   -----------

         7.1 Termination as to an Investor. Notwithstanding anything herein to
             ------------------------------
the contrary, this Agreement shall terminate as to any Investor effective as of the date and the time such Investor ceases to own any shares of Agreement Stock.
Upon any such termination, such Investor shall have no further rights or obligations hereunder except that rights or remedies of such Investor arising out of the breach of this Agreement by any other party hereto prior to the date and time of such termination shall not be affected by such termination.
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CUSIP No. 786444109                     13D                  Page 33 of 38 Pages
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                                  ARTICLE VIII

                                  MISCELLANEOUS
                                  -------------

         8.1 Notices. All notices, claims, demands and other communications
             --------
hereunder shall be in writing and shall be deemed given upon (a) confirmation of receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier (c) when delivered by hand or (d) the expiration of five business days after the day when mailed by registered or certified mail
(postpaid prepaid, return receipt requested), addressed to the Investors at their respective addresses as shown on the books of the Company.

         8.2 Entire Agreement; Amendments. This Agreement sets forth the entire
             -----------------------------
understanding of the parties and supersedes all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. No terms, conditions, or warranties, other than those contained herein, and no amendments or modifications hereto, shall be valid unless made in writing and signed by all parties hereto.

         8.3 Binding Effect/Assignability. This Agreement shall extend to and be
             -----------------------------
binding upon and inure to the benefit of the parties hereto, their respective heirs, legal representatives, successors and assigns.

         8.4 Invalid Provisions. If any provision of this Agreement is held to
             -------------------
be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provisions shall be fully severable and this
Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof with the remaining provisions remaining in full force and effect and not affected by the illegal, invalid or unenforceable provision or by severance here from. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and still be legal, valid and enforceable.

         8.5 Headings/Captions. The captions to sections and subsections of this
             ------------------
Agreement have been inserted solely for convenience and reference, and shall not control or effect the meaning or construction of any of the provisions of this
Agreement.

         8.6 Waiver; Remedies. Waiver by any party hereto of any breach of or
             -----------------
exercise of any rights under this Agreement shall not be deemed to be a waiver of similar or other breaches or rights or a future breach of the same duty. The failure of a party to take any action by reason of any such breach or to exercise any such right shall not deprive any party of the right to take any action at any time while such breach or condition giving rise to such right continues. Except as expressly limited by this Agreement, the parties shall have all remedies permitted to them by this Agreement or law, and all such remedies shall be cumulative.

         8.7 Attorneys' Fees. If any legal action or other proceeding is brought
             ----------------
for the enforcement of this Agreement, or because of its alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.
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CUSIP No. 786444109                     13D                  Page 34 of 38 Pages
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         8.8 Further Assurances. The parties hereto agree to execute,
             -------------------
acknowledge and deliver to the other any further instruments that may be reasonably required to give full force and effect to the provisions of this
Agreement; provided, however, that neither party shall be required to deliver any other instrument which expands its duties, obligations or representations and warranties, or which diminishes its rights under this Agreement.

         8.9 Governing Law. This Agreement shall be governed by and construed in
             --------------
accordance with the laws of the State of Delaware.

         8.10 Counterparts. This Agreement may be executed in two or more
              -------------
counterparts, each of which shall be deemed an original, but which together shall constitute one and the same agreement.

                  (Remainder of Page Intentionally Left Blank)
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CUSIP No. 786444109                     13D                  Page 35 of 38 Pages
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         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement
Among Stockholders as of the day and year first written above.


SAFEGUARD HEALTH ENTERPRISES, INC.                      CAI CAPITAL PARTNERS AND
                                                        COMPANY II-C, L.P.
By:   /s/ James E. Buncher
      --------------------                              By:   /s/ Manfred W. Yu
      James E. Buncher, President                             -----------------
                                                              Manfred W. Yu
By:   /s/ Ronald I. Brendzel                                  Assistant Secretary
      ----------------------
      Ronald I. Brendzel, Secretary                     JOHN HANCOCK LIFE INSURANCE
                                                        COMPANY f/k/a JOHN HANCOCK MUTUAL
                                                        LIFE INSURANCE COMPANY
THE BAILEYS FAMILY TRUST
                                                        By:    /s/ Stephen J. Blewitt
By:   /s/ Steven J. Baileys                                    ----------------------
      ---------------------                             Name:  Stephen J. Blewitt
      Steven J. Baileys, D.D.S., Trustee                Title: Authorized Signatory

                                                        JOHN HANCOCK VARIABLE LIFE
THE BURTON PARTNERSHIP, LIMITED                         INSURANCE COMPANY
PARTNERSHIP
                                                        By:    /s/Stephen J. Blewitt
By:   /s/ Donald W. Burton                                     ---------------------
      --------------------                              Name:  Stephen J. Blewitt
      Donald W. Burton, General Partner                 Title: Authorized Signatory

                                                        INVESTORS PARTNER LIFE INSURANCE
CAI PARTNERS AND COMPANY II, L.P.                       COMPANY

By:   CAI PARTNERS GP & CO., L.P.,                      By:    /s/Stephen J. Blewitt
      GENERAL PARTNER                                          ---------------------
                                                        Name:  Stephen J. Blewitt
      By:   /s/ Leslie B. Daniels                       Title: Managing Signatory
           ---------------------
           Leslie B. Daniels, President of              MELLON BANK, N.A., solely in its capacity
           CLEA II Co., a General Partner               as Trustee for Bell Atlantic Master
                                                        Trust (as directed by John Hancock Life
                                                        Insurance Company) and not in its
CAI CAPITAL PARTNERS AND                                individual capacity
COMPANY II, L.P.
                                                        By:  /s/Carole Bruno
                                                             ---------------
By:   CAI Capital Partners GP & Co., L.P.,              Its: Authorized Signatory
      General Partner
                                                        THE BURTON PARTNERSHIP (QP) LIMITED
      By:   /s/ Leslie B. Daniels                       PARTNERSHIP
           ---------------------
           Leslie B. Daniels, President of              By:   /s/ Donald W. Burton
           CLEA II Co., a General Partner                     --------------------
                                                              Donald W. Burton, General Partner

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CUSIP No. 786444109                     13D                  Page 36 of 38 Pages
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/s/ Jack R. Anderson
--------------------
Jack R. Anderson, Individually


/s/ James E. Buncher
--------------------
James E. Buncher, Individually


/s/ Ronald I. Brendzel
----------------------
Ronald I. Brendzel, Individually


/s/ Dennis L. Gates
-------------------
Dennis L. Gates, Individually

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CUSIP No. 786444109                     13D                  Page 37 of 38 Pages
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/s/ Rose-Marie Anderson
-----------------------
Rose-Marie Anderson
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CUSIP No. 786444109                     13D                  Page 38 of 38 Pages
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                                   Schedule 1

                                    Investors
                                    ---------


The Baileys Family Trust
Jack R. Anderson
Rose-Marie Anderson
The Burton Partnership, Limited Partnership
The Burton Partnership (QP), Limited
Partnership CAI Partners and Company II, L.P.
CAI Capital Partners and Company II, L.P.
CAI Capital Partners and Company II-C, L.P.
James E. Buncher
Ronald I. Brendzel
Dennis L. Gates
John Hancock Life Insurance Company
      (f/k/a John Hancock Mutual Life Insurance Company)
John Hancock Variable Life Insurance Company
Investors Partner Life Insurance Company
      (f/k/a John Hancock Life Insurance Company of America)
Mellon Bank, N.A., solely in its capacity as Trustee for Bell Atlantic Master Trust, (as directed by
      John Hancock Life Insurance Company)
      and not in its individual capacity
